UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2021
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Approval of Deferral and Fractioning Process Request

LIMA, Peru--(BUSINESS WIRE)--January 29, 2021--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, is pleased to announce that on January 28, 2021 the Deferral and Fractioning approval process with the Peruvian National Customs and Tax Administration Superintendence (“SUNAT”), associated with Buenaventura’s ongoing tax dispute concluded. Said dispute is related to the SUNAT´s refusal to recognize the company´s deductions in respect to contracts for physical deliveries and certain contractual payments made by the Company during the years 2007 and 2008, as well as tax loss which was offset in 2009 and 2010.

Per the Company’s 6-K filings between November 2020 and January 2021, Buenaventura modified its gold client contracts during 2007 and 2008; shifting from a fixed to a variable price scheme and enabling the Company to appropriately benefit from improved market prices. This change incurred significant expenses for Buenaventura during the two-year 2007 to 2008 transition period, which also impacted the income tax payable for said fiscal years. However, the modified pricing structure also favorably impacted Buenaventura’s financial results with a corresponding increase in Buenaventura’s income tax payment to SUNAT.

SUNAT states that the Company should disregard the additional expenses incurred related to the variable price scheme shift when calculating income tax for 2007 and 2008. SUNAT stipulates that said payments correspond to a prior settlement of financial derivative contracts for which the Company did not establish the purpose or risks covered by said instruments. Additionally, SUNAT does not recognize the tax losses offset during 2009 and 2010 related to the 2007 and 2008 fiscal years.

The claim for the years 2007, 2008, 2009 and 2010 initially amounted to 373.3 million soles (US$ 103.7 million) which, according to SUNAT, now amounts to 2,107.5 million soles (US$ 585.4 million) when including penalties and accrued interest.

On November 26, 2020, SUNAT began its collection process following the Peruvian tax court’s ruling to dismiss Buenaventura’s appeal against certain SUNAT Administrative Resolutions. Buenaventura therefore filed a request for deferral and fractioning in order to make said tax payments. The purpose of the request is to pay the outstanding amount, or 2,107.5 million soles, over a six year period, with interest paid in installments.

Buenaventura successfully closed a “Syndicated Letters of Guarantee” financing transaction with a group of financial entities on December 30, 2020. The resulting Letters of Guarantee was issued and subsequently delivered to SUNAT as was required to receive final SUNAT approval. A related 6-K was appropriately filed.

The Deferral and Fractioning conditions approved by SUNAT are as follows:

  Six month deferral of payment start date
  Initial payment of 14% of debt
  Debt fractioning in 66 monthly installments
  Monthly interest rate of 0.8%

Without prejudice of the information mentioned above, the Company will continue to exercise its legitimate right of self-defense in the corresponding authorities, awaiting a favorable outcome.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated in this press release, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591
rodrigo.echecopar@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website:
www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: January 29, 2021